As filed with the United States Securities and Exchange Commission on March 7, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
FORM SF-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BMW FS SECURITIES LLC
(Depositor of the issuing entities described herein)
(Exact name of registrant as specified in its charter)

Delaware	22-3784653	333-229836	0001136586
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

BMW Financial Services NA, LLC
(Exact name of sponsor as specified in its charter)

0001541188
(Central Index Key Number of sponsor)

300 Chestnut Ridge Road Woodcliff Lake, New Jersey 07677 (201) 307-4000	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Asset-Backed Notes	(2)	100%	(2)	(2)
(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)
An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for any such securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO A PARTICULAR ISSUING ENTITY OF A SERIES OF ISSUING ENTITIES CREATED FROM TIME TO TIME BY BMW AUTO LEASING LLC, AND THE OFFERING BY THAT ISSUING ENTITY OF ASSET BACKED NOTES DESCRIBED IN THE PROSPECTUS.   THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY BMW AUTO LEASING LLC TO OFFER ASSET BACKED NOTES UNDER THIS REGISTRATION STATEMENT.

In addition, if and to the extent required by applicable law, the prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities.  In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the registration statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 15 of Part II.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.  Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Securities and Exchange Commission	$(1)
Rating Agency Fees	$1,800,000
Printing	$0
Legal Fees and Expenses	$600,000
Accountants’ Fees	$285,000
Fees and Expenses of Indenture Trustee	$75,000
Fees and Expenses of Owner Trustee	$45,000
Fees and Expenses of Asset Representations Reviewer	$48,000
Miscellaneous Expenses	$30,000
Total	$2,883,000
____________________________________________
(1) Omitted because the registration fee is being deferred pursuant to Rules 456(c) and 457(s).

Item 13.  Indemnification of Directors and Officers.

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement (“LLC Agreement”) of BMW FS Securities LLC (the "Registrant") provides that the Registrant shall defend, indemnify and save harmless each of its members from and against all claims, losses, damages, costs, expense, demands, liabilities, obligations, liens, encumbrances, rights of action or attorneys' fees sustained by reason of any act performed, or omitted to be performed, in good faith and without gross negligence or willful misconduct, within the scope of its authority expressly conferred by the LLC Agreement, to the fullest extent permitted by applicable law in effect on the date of the LLC Agreement and to such greater extent as applicable law may thereafter from time to time permit. Such indemnity shall not be construed to limit or diminish the coverage of each member under any insurance obtained by the Registrant and payment shall not be a condition precedent to any indemnification provided in the LLC Agreement.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, BMW Financial Services, NA, LLC and the underwriters named therein (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14.  Exhibits.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.  Undertakings.

(a)          As to Rule 415: The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form SF-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           If the registrant is relying on Rule 430D of the Securities Act of 1933:

(A)         Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of  the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) of the Securities Act of 1933 for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)          If the registrant is relying on Rule 430D under the Securities Act of 1933 with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act of 1933.

(b)          As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)          Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(e)          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Woodcliff Lake, State of New Jersey, on March 7, 2019.

BMW FS SECURITIES LLC
(registrant)

By: BMW Financial Services NA, LLC,
as member

By:	/s/ Stefan Kramer
Name:	Stefan Kramer
Title:	Vice President - Finance and Chief Financial Officer

By:	/s/ Neal Crouch
Name:	Neal Crouch
Title:	Treasurer (Interim)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer of the Sole Member of BMW FS Securities LLC (Principal Executive Officer)	March 7, 2019
Name: Ian Smith

/s/ Stefan Kramer	Vice President - Finance and Chief Financial Officer of the Sole Member of BMW FS Securities LLC (Principal Financial and Accounting Officer)	March 7, 2019
Name: Stefan Kramer

/s/ Neal Crouch	Treasurer (Interim) of the Sole Member of BMW FS Securities LLC	March 7, 2019
Name: Neal Crouch

*	President of the Sole Member of the Managing Member of BMW FS Securities LLC	March 7, 2019
Name: Bernhard Kuhnt

*	Executive Vice President-Finance of the Sole Member of the Managing Member of BMW FS Securities LLC	March 7, 2019
Name: Stefan Richmann

 *By: /s/ Stefan Kramer
Stefan Kramer
Attorney-in-fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement
3.1**	Certificate of Formation of BMW FS Securities LLC
3.2*	Limited Liability Company Agreement of BMW FS Securities LLC
4.1*	Form of Indenture between an issuing entity and the Indenture Trustee (including forms of Notes)
5.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2*	Opinion of Richards, Layton & Finger, P.A. with respect to legality
8.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to federal income tax matters
10.1*	Form of Trust Agreement between BMW FS Securities LLC and the Owner Trustee
10.2*	Form of Sale and Servicing agreement among BMW FS Securities LLC, BMW Financial Services NA, LLC, an issuing entity and the Indenture Trustee
10.3*	Form of Owner Trust Administration Agreement among the Administrator, an issuing entity and the Indenture Trustee
10.4*	Form of Receivables Purchase Agreement between BMW FS Securities LLC and BMW Financial Services NA, LLC
10.5*	Form of Receivables Purchase Agreement between BMW FS Securities LLC and BMW Bank of North America
10.6*	Form of Asset Representations Reviewer Agreement
10.7*	Form of ISDA Master Agreement and related forms of Schedule and Confirmation, each between a [swap][cap] counterparty and an issuing entity
23.1*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibits 5.1 and 8.1)
23.2*	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2)
24.1*	Powers of Attorney
25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1
36.1*	Form of Depositor certification for shelf offerings of asset-backed securities pursuant to General Instruction I.B.1(a) of Form SF-3 and Item 601(b)(36) of Regulation S-K
102.1****	Asset data file
103.1****	Asset related document

*	Previously filed.
**	Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-3 (Reg. No. 333-122561), as filed with the SEC by the Registrant on March 7, 2005.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 at the time of an offering of debt securities.
****	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.